Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
July 20, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings

Re:	Fidelity National Information Services, Inc. Registration Statement on Form S-4, as amended File No. 333-158960
Dear Mr. Owings,
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Fidelity National Information Services, Inc., a Georgia corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 12:00 p.m., Eastern time, on July 21, 2009, or as soon thereafter as practicable.
     In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:
•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact James R. Gilmartin of Wachtell, Lipton, Rosen & Katz at (212) 403-1134 with any questions you may have concerning this request. In addition, please contact Mr. Gilmartin when this request for acceleration has been granted.

Sincerely, FIDELITY NATIONAL INFORMATION SERVICES, INC.
By:	/s/ Ronald D. Cook
Ronald D. Cook
Executive Vice President, General Counsel and Corporate Secretary